SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Seaspan Corporation

(Name of Subject Company (Issuer))

Seaspan Corporation

(Names of Filing Persons (Issuer and Offeror))

Class A Common Shares, $0.01 par value

(Title of Class of Securities)

Y75638109

(CUSIP Number of Class of Securities)

Sai W. Chu

Unit 2, 7th Floor, Bupa Centre

141 Connaught Road West

Hong Kong

China

Telephone: +852 (2540) 1686

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

David Matheson

Perkins Coie LLP

1120 NW Couch Street, Tenth Floor

Portland, Oregon 97209

Telephone: (503) 727-2144

Facsimile: (503) 346-2144

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$150,000,000	$17,190

(1)	The transaction value is estimated only for purposes of calculating the filing fee. This amount assumes the purchase of 10,000,000 Class A common shares, $0.01 par value, at $ 15.00 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 3 for fiscal year 2012, equals $114.60 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 17,190	Filing Party:	Seaspan Corporation
Form or Registration No.:	Schedule TO	Date Filed:	December 13, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

2

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on December 13, 2011 (as amended, the “Schedule TO”), and relates to the offer by Seaspan Corporation, a Republic of The Marshall Islands corporation (“Seaspan,” the “Company” or “our”), to purchase up to 10,000,000 of its Class A common shares, $0.01 par value per share (the “Shares”), at a price of $15.00, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 13, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were previously filed on Schedule TO dated December 13, 2011 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

All information in the Offer is expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11

(1)	The second full sentence in the paragraph under the heading “Once I have tendered Shares in the Offer, may I withdraw my tendered Shares?”, on page 4 of the Offer to Purchase, is hereby amended and restated as follows:

“If we have not accepted for payment the Shares you have tendered to us, you may also withdraw your Shares at any time after 12:00 midnight, New York City time, on Thursday, February 9, 2012.”

(2)	The second sentence in the first paragraph under “Item 4. Withdrawal Rights.”, on page 17 of the Offer to Purchase, is hereby amended and restated as follows:

“Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless we have accepted tendered Shares for payment under the Offer, may also be withdrawn at any time after 12:00 midnight, New York City time, on Thursday, February 9, 2012.”

(3)	The third sentence in the second paragraph under the heading “2. Requirements of Tender.”, on page 9 of the Letter of Transmittal, is hereby amended and restated as follows:

“Shares that have not previously been accepted by Seaspan for payment may be withdrawn at any time after 12:00 midnight, New York City time, on Thursday, February 9, 2012.”

(4)	The first sentence in the paragraph under the heading “What does the Board of Directors think of the Offer?”, on page 4 of the Offer to Purchase, is hereby amended and restated as follows:

“Our Board of Directors has approved the Offer. Our director, Kyle Washington, abstained from our Board of Directors’ vote on the Offer, due to a familial relationship with Dennis R. Washington, who is our largest shareholder and whose percentage ownership of our shares will increase proportionately following the consummation of the Offer.”

(5)	The first sentence in the third paragraph under “Item 2. Purpose of the Offer; Certain Effects of the Offer.”, on page 12 of the Offer to Purchase, is hereby amended and restated as follows:

“Our Board of Directors has approved the Offer. Our director, Kyle Washington, abstained from our Board of Directors’ vote on the Offer, due to a familial relationship with Dennis R. Washington, who is our largest shareholder and whose percentage ownership of our shares will increase proportionately following the consummation of the Offer.”

(6)	The second sentence in the first paragraph under “Item 7. Conditions of the Offer.”, on page 20 of the Offer to Purchase, is hereby amended and restated as follows:

“Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of or the payment for Shares tendered, subject to Exchange Act Rule 13e-4(f)(5), which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer, if any time on or after the date of this Offer to Purchase and prior to the Expiration Date any of the following events have occurred that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (excluding any action or inaction by us), makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for the Shares in the Offer:”

(7)	The second sentence of the paragraph under “Item 12. Certain Legal Matters; Regulatory Approvals.”, on page 30 of the Offer to Purchase, is hereby amended and restated as follows:

“Should any approval or other action be required, we presently contemplate that we will seek that approval or other action, but we have no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject to our right to decline to purchase Shares if any of the conditions in Section 7 have occurred or have not been waived.”

(8)	The second sentence of final paragraph of the section beginning with the heading “Beneficial Ownership”, under “Item 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”, on page 26 of the Offer to Purchase, is hereby amended and restated as follows:

“However, all of our directors and executive officers and Dennis R. Washington, our largest shareholder, have indicated they will not tender any Shares in the Offer. In addition, we are not aware of any of our affiliates that intend to tender any Shares in the Offer.”

(9)	The first paragraph under “Item 16. Miscellaneous.”, on page 39 of the Offer to Purchase, is here by amended and restated by deleting all references to the word “jurisdiction” and replacing them with the words “U.S. state.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEASPAN CORPORATION

/s/ SAI W. CHU

Name:	Sai W. Chu
Title:	Chief Financial Officer

Date: December 27, 2011

Index to Exhibits

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated December 13, 2011.*

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(5)(i)	Press Release, dated December 13, 2011.*

(a)(5)(ii)	Summary Advertisement, dated December 13, 2011.*

(b)	None.

(d)(1)	Seaspan Corporation Stock Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 17, 2006).

(d)(2)	First Amendment to Seaspan Corporation Stock Incentive Plan, effective October 23, 2010 (incorporated herein by reference to Exhibit 4.7 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 30, 2011).

(d)(3)	Amended and Restated Executive Employment Agreement between Seaspan Ship Management Ltd. and Gerry Wang, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.5 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

(d)(4)	Employment Agreement between Graham Porter and Seaspan Advisory Services Limited (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

(d)(5)	Form of Indemnification Agreement between Seaspan Corporation and each of Kyle Washington, Gerry Wang, Kevin M. Kennedy, David Korbin, Peter Shaerf, Peter Lorange, Milton K. Wong, Barry R. Pearl, Sai W. Chu, Christa L. Scowby, Ken Low and John Hsu (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

(d)(6)	Executive Employment Agreement between Seaspan Corporation and Gerry Wang, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.4 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

(d)(7)	Transaction Services Agreement between Seaspan Corporation and Gerry Wang, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.6 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

Exhibit Number	Description

(d)(8)	Graham Porter Letter Agreement, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.9 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

(d)(9)	Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated August 8, 2005 (incorporated herein by reference to Exhibit 10.1 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

(d)(10)	Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated January 30, 2009 (incorporated herein by reference to Exhibit 10.3 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

(d)(11)	Form of Shareholders Rights Agreement (incorporated herein by reference to Exhibit 10.7 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

(d)(12)	Amendment No. 1 to Shareholders Rights Agreement dated January 30, 2009 (incorporated herein by reference to Exhibit 10.2 to Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009.)

(g)	None.

(h)	None.

*	Previously filed on Schedule TO dated December 13, 2011.